SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                             _____________________


                                   FORM 11-K

                                 ANNUAL REPORT


                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                             _____________________


                              X   ANNUAL  REPORT PURSUANT TO  SECTION 15(d) OF
            THE SECURITIES
                EXCHANGE ACT OF 1934.

                For the fiscal year ended December 31, 1993

                                      OR

                                  TRANSITION REPORT PURSUANT TO  SECTION 15(d)
            OF THE
                SECURITIES EXCHANGE ACT OF 1934.

                For the transition period from _______ to ______


                         Commission file number 1-7981


                            Full title of the Plan:

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
                       AGENTS' AND MANAGERS' THRIFT PLAN



        Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                         AMERICAN GENERAL CORPORATION
                              2929 Allen Parkway
                             Houston, Texas  77019

THE VARIABLE ANNUITY LIFE INSURANCE CO. AGENTS' AND MANAGERS' THRIFT PLAN


DECEMBER 31, 1993


Audited Financial Statements

   Report of Independent Auditors .........................................  1
   Statement of Net Assets Available for Benefits .........................  2
   Statement of Changes in Net Assets Available for Benefits ..............  4
   Notes to Financial Statements ..........................................  6

Schedules

   Assets Held for Investment ............................................. 10
   Reportable Transactions ................................................ 11

Signature Page ............................................................ 12

Appendix:  Consent of Independent Auditors ................................ 14

                        Report of Independent Auditors




Administrative Board
The Variable Annuity Life Insurance Co. Agents' and Managers' Thrift Plan



We  have audited  the  accompanying statements  of  net assets  available  for benefits of the Variable Annuity Life Insurance Co. Agents' and Managers' Thrift Plan as of December 31, 1993 and 1992 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1993 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.


                                                                 ERNST & YOUNG


Houston, Texas
March 2, 1994

      THE VARIABLE ANNUITY LIFE INSURANCE CO. AGENTS' AND MANAGERS' THRIFT PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

      DECEMBER 31, 1993



                                                       Stock       Cash      Mutual      Mutual
                                         Total         Fund        Fund      Fund A      Fund B
      Assets
        Investments at fair value
          American General
            Corporation common stock
            (1,472,339 shares) .....  $42,145,694   $42,145,694  $      -  $        -    $     -
          The Variable Annuity Life
            Insurance Company group
            deposit administration
            contract ...............      230,933             -   230,933           -          -
          American General Series
            Portfolio Company -
            Stock Index Fund
            (109,131 shares) .......    1,610,772             -         -   1,610,772          -
          American General Series
            Portfolio Company -
            Timed Opportunity Fund
            (6,657 shares) .........       74,886             -         -           -     74,886
          Short-term investments ...      144,281       126,427       358      17,192        304
            Total investments ......   44,206,566    42,272,121   231,291   1,627,964     75,190

        Receivables
          Contributions ............         336           251         -           62         23
          Dividends ................           -             -         -            -          -
          Interest .................       3,596           241     3,340           13          2
          Interfund transfers ......      17,305        17,305         -            -          -
            Total receivables ......      21,237        17,797     3,340           75         25

            Total assets ...........  44,227,803    42,289,918   234,631    1,628,039     75,215

      Liabilities
        Payables
          Interfund transfers ......      17,305             -     1,148       16,157          -
          Purchase of securities ...     123,725       123,725         -            -          -
          Participants .............      64,844        48,861         -       15,983          -
          VALIC from forfeitures ...      15,381        15,381         -            -          -

            Total liabilities ......      221,255      187,967     1,148       32,140          0

      Net assets available for
        benefits ................... $44,006,548   $42,101,951  $233,483   $1,595,899    $75,215


      The accompanying notes are an integral part of these financial statements.

      THE VARIABLE ANNUITY LIFE INSURANCE CO. AGENTS' AND MANAGERS' THRIFT PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

      DECEMBER 31, 1992



                                                           Stock           Cash     Mutual
                                             Total         Fund            Fund     Fund A
      Assets
        Investments at fair value
          American General
            Corporation common stock
            (1,381,084 shares) .........   $39,360,894    $39,360,894    $     -    $      -
          The Variable Annuity
            Life Insurance Company
            group deposit adminis-
            tration contract ...........        85,069              -     85,069           -
          American General Series
            Portfolio Company Stock
            Index Fund (50,429 shares) .       697,941              -          -     697,941
          Cash .........................         1,655            936        482         237
          Short-term investments .......       254,000        247,000          -       7,000
            Total investments ..........    40,399,559     39,608,830     85,551     705,178

        Receivables
          Contributions ................           354            274          -          80
          Dividends ....................       283,819        283,819          -           -
          Interest .....................         1,060            471        560          29
          Interfund transfers ..........         5,260            116      5,144           -
            Total receivables ..........       290,493        284,680      5,704         109

            Total assets ...............    40,690,052     39,893,510     91,255     705,287

      Liabilities
        Payables
          Interfund transfers ..........         5,260              -          -       5,260
          Purchase of securities .......       527,099        527,099          -           -
          Participants .................       136,052        136,052          -           -
          VALIC from forfeitures .......        26,413         26,413          -           -

            Total liabilities ..........       694,824        689,564          -       5,260

      Net assets available for benefits.   $39,995,228    $39,203,946    $91,255    $700,027



      The accompanying notes are an integral part of these financial statements.

      THE VARIABLE ANNUITY LIFE INSURANCE CO. AGENTS' AND MANAGERS' THRIFT PLAN

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

      YEAR ENDED DECEMBER 31, 1993



                                                        Stock      Cash      Mutual      Mutual
                                          Total         Fund       Fund      Fund A      Fund B
      Additions to net assets
        Investment income
          Dividends ................   $ 1,596,621   $ 1,555,828  $      -  $   38,220   $ 2,573
          Interest .................        14,155         4,003     9,924         205        23
            Total investment income.     1,610,776     1,559,831     9,924      38,425     2,596
        Contributions
          Company's ................     1,873,448     1,873,448         -           -         -
          Participants' ............     2,779,136     1,726,945    95,920     900,216    56,055
            Total contributions ....     4,652,584     3,600,393    95,920     900,216    56,055

            Total additions ........     6,263,360     5,160,224   105,844     938,641    58,651

      Deductions from net assets
        Benefits
          American General
            Corporation common stock
            (62,502 shares) ........     1,090,024     1,090,024         -           -         -
          Cash .....................        42,197         3,588     6,335      31,976       298
        Forfeitures ................       118,988       118,988         -           -         -
            Total deductions .......     1,251,209     1,212,600     6,335      31,976       298

      Interfund transfers ..........             0        18,136    42,719     (77,704)   16,849

      Net unrealized appreciation
        (depreciation) in fair value
        of investments .............    (1,000,831)   (1,067,755)        -       66,911       13
            Net increase ...........     4,011,320     2,898,005   142,228      895,872   75,215

      Net assets available for
        benefits
          Beginning of year ........    39,995,228    39,203,946    91,255      700,027        -

          End of year ..............   $44,006,548   $42,101,951  $233,483   $1,595,899  $75,215



      The accompanying notes are an integral part of these financial statements.

      THE VARIABLE ANNUITY LIFE INSURANCE CO. AGENTS' AND MANAGERS' THRIFT PLAN

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

      YEAR ENDED DECEMBER 31, 1992




                                                           Stock        Cash         Mutual
                                             Total         Fund         Fund         Fund A
      Additions to net assets
        Investment income
          Dividends ..................    $1,398,298    $1,382,704     $     -      $ 15,594
          Interest ...................         7,881         5,217       2,185           479
            Total investment income ..     1,406,179     1,387,921       2,185        16,073
        Contributions
          Company's ..................     1,788,156     1,788,156           -             -
          Participants'...............     2,449,125     1,777,966      59,159       612,000
            Total contributions ......     4,237,281     3,566,122      59,159       612,000

            Total additions ..........     5,643,460     4,954,043      61,344       628,073

      Deductions from net assets
        Benefits
          American General
            Corporation common stock
            (119,392 shares) .........     1,912,783     1,912,783           -             -
          Cash .......................         5,764         4,545           -         1,219
        Forfeitures ..................       131,030       131,030           -             -
            Total deductions .........     2,049,577     2,048,358           -         1,219

      Interfund transfers ............             -       (80,736)     29,911        50,825

      Net unrealized appreciation in
        fair value of investments ....     7,680,238     7,657,890           -        22,348
            Net increase .............    11,274,121    10,482,839      91,255       700,027

      Net assets available for
        benefits
          Beginning of year ..........    28,721,107    28,721,107           -             -

          End of year ................   $39,995,228   $39,203,946     $91,255      $700,027



The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY LIFE INSURANCE CO. AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS


NOTE 1--SIGNIFICANT ACCOUNTING POLICIES

The Variable Annuity Life Insurance Co. Agents' and Managers' Thrift Plan (the
Plan) financial statements are prepared in conformity with generally accepted accounting principles.

The investments in American General Corporation (American General) common stock as well as the American General Series Portfolio Company (AGSPC) Stock Index Fund and AGSPC Timed Opportunity Fund are based on quoted market prices. The investment in the group deposit administration contract is based on contract value, which approximates fair value. The contract value, as provided by The Variable Annuity Life Insurance Co. (VALIC, also referred to as the Company), represents contributions under the contract, plus interest at the contract rate, less funds used to pay benefits. VALIC is an indirect wholly-owned subsidiary of American General. Short-term investments are reported at cost, which approximates fair value.

Dividends are recorded as income on ex-dividend dates and interest income is recorded using the accrual method of accounting.

Participants' accounts are credited monthly with the number of shares of American General common stock or the number of shares in the AGSPC Stock Index or Timed Opportunity Funds purchased and the cost thereof. Purchases under the VALIC group deposit administration contract are also credited to the participants' accounts at cost. Benefits paid to individual participants and related forfeitures are recorded on their effective dates at the cost of the assets to be distributed or forfeited.

On February 4, 1993, the board of directors of American General Corporation declared a two-for-one stock split effected in the form of a 100% common stock dividend, payable March 1, 1993, to holders of record on February 16, 1993. The 1992 share amounts in these financial statements have been restated to reflect the stock split on a retroactive basis.

Contributions are recorded as income on the date they become payable to the Plan.

Interfund  transfers  are   recorded  at  the  market  value   of  the  amount
transferred.


NOTE 2--DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. The Plan document provides more complete descriptions of the Plan's provisions.

General

The Plan, which is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), is a defined contribution plan offered to eligible agents and managers of VALIC who have completed at least one year of service and have reached age twenty-one.

THE VARIABLE ANNUITY LIFE INSURANCE CO. AGENTS' AND MANAGERS' THRIFT PLAN

NOTE 2--DESCRIPTION OF THE PLAN--Continued

The Plan was restated, effective January 1, 1992, to provide for participant elective salary deferrals (participant pretax contributions) in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended, and to eliminate participant after-tax contributions.

The cost of administering the Plan is paid by VALIC.

Investment Options

The plan was amended effective January 1, 1993 to allow for investment in shares of the AGSPC Timed Opportunity Fund (Mutual Fund B). The participants may elect to have their contributions invested in one of four funds or a combination of two funds. The funds invest in shares of American General common stock (Stock Fund); in a group deposit administration contract issued by VALIC (Cash Fund); in shares of the AGSPC Stock Index Fund (Mutual Fund A) or in shares of the AGSPC Timed Opportunity Fund (Mutual Fund B). The Cash Fund has a guaranteed rate of 6% through April 1, 1993; effective April 2, 1993 the rate was changed to 5%; this rate is declared annually by VALIC. The Company's contributions are invested solely in the Stock Fund. Investments in American General common stock are held in a bank-administered trust fund.

At December 31, 1993, the number of employees participating under the Stock Fund, Cash Fund, Mutual Fund A and Mutual Fund B were 703, 62, 315, and 30, respectively.

Amounts which have not yet been used to purchase investments in either the Stock, Cash, or Mutual Funds are temporarily invested in money-market fund investments. These investments are held in a bank-administered trust fund and income from these investments is allocated to Plan participants based on current contributions.

Contributions

Participants may contribute, on a pretax basis, a basic amount ranging from one to six percent of base pay. Participants may elect to contribute an additional amount ranging from one to four percent of base pay subject to the contribution limitations discussed below. Prior to January 1, 1992, participants could contribute, on an after-tax basis, a basic amount ranging from one to six percent of base pay. The Company contributes an amount ranging from 50 percent to 100 percent of the participants' basic contribu-tion.

Plan participants may change their contribution rate and investment election for future contributions, as well as transfer all or part of their employee pretax account balances from one fund to another twice each year.

Contribution Limitations

For 1993, the total amount of participant pretax contributions was limited to $8,994. For 1994, these contributions will be limited to $9,240. Additionally, the total amount of annual participant and Company contributions (including forfeitures) must not exceed the lesser of 25 percent of compensation or $30,000.

THE VARIABLE ANNUITY LIFE INSURANCE CO. AGENTS' AND MANAGERS' THRIFT PLAN

NOTE 2--DESCRIPTION OF THE PLAN--Continued

During 1993, the total amount of base pay considered under the Plan was $235,840. This amount will be decreased to $150,000 for 1994.

The Internal Revenue Code (IRC) of 1986, as amended, provides that plans such as the Variable Annuity Life Insurance Company Agents' and Managers' Thrift and Retirement Plans cannot discriminate in favor of highly compensated individuals. To comply with these laws, certain highly compensated individuals in the plans may receive refunds of contributions in excess of IRC Sections 401(k)(3) and 401(m) limits for employee pretax contributions and employer matching contributions, respectively, and all earnings attributable to such contributions. Any excess aggregate contributions under IRC Section 401(m) will be refunded from the VALIC Agents' and Managers' Retirement Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions and an allocation of the Company's contributions and Plan earnings. Allocations of Plan earnings are based on participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions plus the earnings thereon. A participant obtains a vested interest in the Company's contributions and the earnings thereon at the rate determined by years of service. The vesting schedule effective January 1, 1989 is provided below:

            Years of Service               Nonforfeitable Percentages

               0 - 3                                     0
                 3                                      20
                 4                                      40
                 5                                      60
                 6                                      80
                 7                                     100

The participants who were participating in the Plan prior to January 1, 1989, will gain a vesting interest at the most rapid rate available in accordance with the schedule above or the previous schedule in effect before January 1, 1989. Vesting of Company contributions shall be 100 percent upon death, disability, or the attainment of normal retirement age.

Payment of Benefits

Upon termination of service, and if consented to by the participant (consent only required if the total value (both vested and nonvested) of their account exceeds $3,500 and the participant is under the age of 65), a participant will receive a distribution equal to the vested value of his or her account. A distribution must be made after a participant reaches age 70-1/2, regardless of whether service has been terminated.

THE VARIABLE ANNUITY LIFE INSURANCE CO. AGENTS' AND MANAGERS' THRIFT PLAN

NOTE 2--DESCRIPTION OF THE PLAN--Continued

Direct Rollover

The Plan was amended to allow direct rollovers for distributions made on or after January 1, 1993. A distributee may elect, at the time and in the manner prescribed by the Plan Administrator, to have any portion of an eligible rollover distribution paid directly to an eligible retirement plan specified by the distributee in a direct rollover.

Forfeitures

Participants terminating employment shall forfeit their nonvested interest in Company contributions upon incurring a period of severance equal to five consecutive one-year breaks in service. Forfeitures are available to reduce future Company contributions. Participants who terminate and are reemployed with the Company before incurring five consecutive one-year breaks in service are entitled to their nonvested amounts subject to certain provisions as stated in the Plan.


NOTE 3--FEDERAL INCOME TAXES

The Internal Revenue Service (IRS) issued a favorable determination that the Plan, as restated and amended effective December 21, 1988, is qualified under
Section 401(a) of the Internal Revenue Code of 1986, as amended, and therefore, exempt under Section 501(a) from federal income taxes. VALIC will request a favorable determination that the Plan, as subsequently restated and amended, continues to be qualified. Management believes a favorable determination will be received.


NOTE 4--PLAN TERMINATION

Although they have not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to withdraw from the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

THE VARIABLE ANNUITY LIFE INSURANCE CO. AGENTS' AND MANAGERS' THRIFT PLAN

ASSETS HELD FOR INVESTMENT

DECEMBER 31, 1993



                                                                       Fair
       Issuer                   Description                Cost         Value


American General            1,427,339 shares of       $26,231,866   $42,145,694
Corporation                 common stock

The Variable Annuity        Group deposit                 230,933      230,933
Life Insurance Company      administration contract

American General Series     109,131 shares              1,527,559    1,610,772
Portfolio Company Stock
Index Fund

American General Series     6,657 shares                   74,881       74,886
Portfolio Company
Timed Opportunity Fund

State Street Bank &         Short-term investment         144,281      144,281
Trust                       money-market fund
                                                      $28,209,520  $44,206,566

THE VARIABLE ANNUITY LIFE INSURANCE CO. AGENTS' AND MANAGERS' THRIFT PLAN

REPORTABLE TRANSACTIONS (A)

YEAR ENDED DECEMBER 31, 1993



                                                            Amount of
Party Involved                 Description                  Transaction

State Street Bank      Purchase of money-market fund         $3,289,435
  & Trust              investments in 71 transactions

State Street Bank      Sale of money-market fund              3,410,008
  & Trust              investments in 61 transactions

(B)                    150,749 shares of American General     4,938,397
                       Corporation common stock purchased
                       in 57 transactions

(B)                    62,502 shares of American General      1,090,024
                       Corporation common stock distributed
                       to various individuals who withdrew
                       from or terminated participation in
                       the Plan in 87 transactions.


(A) Reportable transactions are transactions or series of transactions in excess of 5 percent of the current value of Plan assets at the beginning of the year and are defined in Section 2520.103-6 of the Department of Labor Rules and Regulations.

(B) Parties involved are not presented, as permitted by Section 2520.103-6(d)(1)(i) of the Department of Labor Rules and Regulations.

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, The Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                                  THE VARIABLE ANNUITY LIFE
                                                  INSURANCE COMPANY
                                                  AGENTS' AND MANAGERS'
                                                  THRIFT PLAN





June 20, 1994                                     AUSTIN P. YOUNG
                                                  Austin P. Young, Member of
                                                  the Administrative Board

                                   Appendix

                        Consent of Independent Auditors




We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-39202) pertaining to The Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan and in the related prospectus of our report dated March 2, 1994, with respect to the financial statements and schedules of The Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1993.



                                                                 ERNST & YOUNG




June 17, 1994